UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: Aevumed Inc.
Legal status of issuer:

       Form: Corporation
       Jurisdiction of Incorporation/Organization: Delaware
       Date of organization: March 12, 2022

Physical address of issuer: 109 Great Valley Parkway, Malvern, PA 19355
Website of issuer: https://www.Aevumed.com
Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DealMaker Securities LLC
CIK number of the intermediary: 0001872856
SEC file number of intermediary: 008-70756
CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

An Activation/Setup Fee of $11,375, Monthly Subscription Fee of $2,000 per month, Usage Fee 8.5% of proceeds raised will be payable to the intermediary and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A.

Type of security to be offered: Series C Common Stock
Target number of securities: 1,111
Price (or other method for determining price): $9.00
Target offering amount: $9,999.00

Oversubscriptions accepted: ☒ Yes   ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata   ☐ First come, first served   ☒ Other

Description: At Company's discretion _____

Maximum offering amount: $1,234,998.00 _____
Deadline to reach the target offering amount: August 28, 2026 _____

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 9 _____

Total Assets:	Most recent fiscal year-end:	625,853	Prior fiscal year-end:	837021
Cash & Cash Equivalents:	Most recent fiscal year-end:	63,645	Prior fiscal year-end:	163,679
Accounts Receivable:	Most recent fiscal year-end:	15,789	Prior fiscal year-end:	130,660
Short-term Debt:	Most recent fiscal year-end:	497,844	Prior fiscal year-end:	186,226
Long-term Debt:	Most recent fiscal year-end:	688,001	Prior fiscal year-end:	886,276
Revenues/Sales:	Most recent fiscal year-end:	683,020	Prior fiscal year-end:	605,657
Cost of Goods Sold:	Most recent fiscal year-end:	-178,848	Prior fiscal year-end:	-194,413
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-1,757,187	Prior fiscal year-end:	-1,790,186

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Wyoming	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Aevumed Inc.
(Issuer)

/s/ Saif Khalil, PhD, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Saif Khalil, PhD
(Signature)

Chairman, CEO, Principal Executive Officer, Principal Accounting, and Principal Financial Officer
(Title)

September 5, 2025
(Date)

/s/ William Shopoff
(Signature)

Director
(Title)

September 5, 2025
(Date)

/s/ David Farmer
(Signature)

Director
(Title)

September 5, 2025
(Date)

/s/ Gerald Williams, Jr., MD
(Signature)

Director
(Title)

September 5, 2025
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

AEVUMED INC.
Target Offering Amount of $9,999.00
Maximum Offering Amount of $1,234,998.00

Aevumed Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $9,999.00 ("**Target Offering Amount**"), and up to a maximum of $1,234,998.00 ("**Maximum Offering Amount**") of shares of Series C non-voting common stock of the Company (the "**Securities**" or "**Shares**"), at a price of $9.00 per Share (this **"Offering"**). The Company may increase the Maximum Offering Amount up to $5,000,000.00 through amendment to the Form C and this Offering Statement. The minimum investment for each investor is $999.00, unless waived by the Company on a case-by-case basis. Fractional Shares will not be issued. The number of Shares issued (including Bonus Shares defined below) will be rounded up to the nearest whole Share. We must raise an amount equal to or greater than the Target Offering Amount by August 28, 2026 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Public	Selling Commissions[1]	Proceeds to Company[2]
Price Per Share	$9.00	$0.765	$8.235
Target Offering Amount	$9,999.00	$849.92	$9,149.08
Maximum Offering Amount	$1,234,998.00	$104,974.83	$1,130,023.17

(1) The Offering is being made through DealMaker Securities LLC (the "**Intermediary**") in accordance with the rules and regulations under Regulation CF that require the Offering be transacted through a FINRA registered broker-dealer or funding platform. In addition to up-front fees (not shown above), we have agreed to pay the Intermediary commissions equal to 8.5% of the amount raised by the Company in this Offering.

(2) All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary, discussed more below. In addition to the fees and commissions payable to the Intermediary, the Company will incur Offering expenses that are not reflected in the above table, including legal and accounting expenses.

Bonus Shares

The Company is offering and issuing bonus perks to investors in the form of additional Shares ("**Bonus Shares**") based upon the total aggregate amount invested by investors through this Offering. Bonus Shares are issued concurrently with Shares purchased through this Offering. For the avoidance of doubt, Bonus Shares will be identical in class and rights as the Shares offered through this Offering. In addition, multiple investments through this Offering will be aggregated for the purpose of determining Bonus Shares and the investor will receive the number of Bonus Shares permitted for their aggregate investment amount. Bonus Shares are being offered as follows.

Level	Required Aggregate Investment Amount	Bonus Shares Issued
Silver	$5,000	5%
Gold	$10,000	8%
Platinum	$15,000	10%
Diamond	$25,000	12%
VIP	$40,000	15%

For example purposes only, if an investor were to initially invest $5,000 an investor would receive 556 Shares from their investment (rounded to the nearest whole number) and 28 Bonus Shares (556 Shares x 5% = 28 Bonus Shares (rounded to the nearest whole number)). The investor would receive a total of 584 shares of Series C common stock of the Company.

If the same investor were to invest an additional $20,000 through this Offering two months later, the investor's aggregate investment amount would total $25,000, and the investor would be entitled to 12% in Bonus Shares based on the total aggregate investment amount. The investor would receive an additional 2,223 Shares (rounded to the nearest whole number) for the $20,000 investment ($20,000 / $9) and an additional 250 Bonus Shares (2,779 total Shares purchased x 12% = 334 total Bonus Shares (rounded up to nearest whole Share); 334 Bonus Shares total – 28 Bonus Shares already issued = 306 additional Bonus Shares to be issued).

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 18.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL

FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is September 5, 2025.

TABLE OF CONTENTS

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ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The Form C or which this offering statement is a part includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits, including this offering statement, or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to Aevumed Inc., a Delaware corporation, together with our wholly and majority owned subsidiaries.

The Company

Aevumed Inc. was formed in Delaware on March 12, 2022. Aevumed is a medical device company dedicated to developing innovative orthopedic solutions for soft tissue repair and regeneration. The Company distinguishes itself by conducting research and development with a clinical-first approach, identifying specific patient needs before designing products, unlike the trend-focused strategies often seen in the medical device industry. This unique focus allows Aevumed to deliver minimally invasive implants and instruments that enhance healing, reduce recovery times, and improve long-term outcomes, especially in tendon, ligament, and bone integration. Leveraging advancements in 3D printing, biomaterials, and AI-driven analytics, Aevumed collaborates closely with orthopedic surgeons to meet unmet clinical needs in sports and regenerative medicine, positioning itself as a leader in patient-focused innovation.

Officers and Directors of the Company

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company.

Name	Position and Offices Held	Term of Office
Saif Khalil, PhD	Founder, Chairman of Board of Directors, Chief Executive Officer, President, Secretary	2018- Present
Miles Curtis	Vice President Research and Development	2020- Present
William Shopoff	Director	2019- Present
David Farmer	Director	2020- Present
Gerald Williams, Jr., MD	Director	2023- Present

Capital Structure

The Company is authorized to issue 10,600,000 shares of all classes of stock consisting of (a) 9,350,542 shares of common stock, par value $0.0001 per share, and (b) 1,249,458 shares of preferred stock, par value $0.0001 per share. Each of the common stock and the preferred stock may be issued from time to time in one or more series.

As of the date of this Offering Statement, the Company had the following shares authorized for the following series of common stock and preferred stock:

Class of Stock	Number of Shares Authorized
Series A Common Stock:	7,750,542
Series B Common Stock:	1,000,000
Series C Common Stock:	600,000
Series A Preferred Stock:	1,249,458

As of the date of this Offering Statement, the Company had the following shares issued and outstanding:

Class of Stock	Number of Shares Outstanding	Record Shareholders
Series A Common Stock:	3,616,615	67
Series B Common Stock:	1,000,000	2
Series C Common Stock:	None	None
Series A Preferred Stock:	496,865	32

Dividends

The Company has not paid dividends in the past two years and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Voting

The Shares acquired through this offering are non-voting shares of the Company. The Company's stock have the following voting rights:

Class of Stock	Number of Votes Per Share
Series A Common Stock:	1 vote per share
Series B Common Stock:	10 votes per share
Series C Common Stock:	Non – voting
Series A Preferred Stock:	1 vote per share

<u>Transfer Restrictions</u>

Pursuant to Rule 501 of Regulation CF, Securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, Securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Shares purchased in this Offering are eligible for resale, there is no trading market for such Units, and none is likely to develop.

Moreover, the Company has set restrictions on the transfer of its stock through its stockholders agreement attached as Exhibit D including a right of first refusal, drag along rights, and tag along rights. See page 40 for more details.

<u>The Offering</u>

We are offering a minimum of $9,999.00, and a maximum of $1,234,998.000 in Shares of Series C common stock of the Company at a price of $9.00 per Share. The minimum investment for each investor is $999.00 unless waived by the Company on a case-by-case basis. If the Target Offering Amount has not been raised by the Offering Deadline of August 28, 2026, this Offering will be terminated and investor funds will be returned without interest or deduction.

The Company is offering and issuing bonus perks to investors in the form of Bonus Shares based upon the total aggregate amount invested by investors through this Offering. Bonus Shares are issued concurrently with Shares purchased through this Offering. Bonus Shares are being offered as follows:

Level	Required Aggregate Investment Amount	Bonus Shares Issued
Silver	$5,000	5%
Gold	$10,000	8%
Platinum	$15,000	10%
Diamond	$25,000	12%
VIP	$40,000	15%

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

(i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

(ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

(iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Shares are being offered on a "best efforts" basis. We have engaged DealMaker Securities LLC as our Regulation CF intermediary. All Offering proceeds will be held in an escrow account with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until the closing of such funds. Once we have raised the Target Offering Amount, and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Saif Khalil, PhD	Founder, Chairman of Board of Directors, Chief Executive Officer, President, Secretary	2018- Present
Miles Curtis	Vice President Research and Development	2020- Present
William Warrender, Jr.	Senior Vice President of Sales	2019- Present
William Shopoff	Director	2020- Present
David Farmer	Director	2023- Present
Gerald Williams, Jr., MD	Director	2018- Present

Officers

Saif Khalil, *CEO; President, Secretary*

Saif is the founder of Aevumed who has over 20 years of R&D and commercialization experience in medical devices and biologics. His experience encompasses developing and optimizing research organizations, product design and optimization, product lifecycle management and product launch for Class II and III medical devices. Saif has a strong understanding of the medical device environment and compliance, including electrical medical devices containing embedded software and mobile apps, regulatory, clinical study management, coding, reimbursement, patient and provider requirements. Saif is well networked within the medical device industry with solid relationships with key opinion leaders, physicians, commercial and sales executives from across various therapeutic areas, including orthopedics, neurosurgery, and pain management. Saif has been the Vice President of Neuromodulation at Globus Medical (GMED) reporting directly to the CEO and Chairman from December 2007 to November 2018. Saif established and led the Neuromodulation division at Globus, a new business for the company, and overlooked all aspects of the Neuromodulation business unit for Globus including its multi-million yearly budget and project planning. Prior to joining Globus, Saif worked as a management consultant for PA Consulting Group from September 2005 to December 2007 where he led a wide range of product development projects for several pharma and biotech companies; including but not limited to Cordis Corporation, J&J Consumer Products, and Pfizer. Saif leads the day to day operations of Aevumed and is responsible for the overall success of the business. He has a MS in Materials Science and Engineering and a PhD in Mechanical Engineering from Drexel University.

"When surgeons define the problem, it leads to solutions that actually matter—it's our foundation. Aevumed is solving the problems legacy companies still haven't figured out."
Saif Khalil, Founder & CEO of Aevumed

Mile Curtis, *Vice President of Research & Development*

Miles has over 10 years' experience of designing and developing products including a range of micro-assemblies and components including implantable medical devices and surgical tools. Miles worked with Globus Medical on the development of Class II and Class III medical devices and is responsible for the integration of multiple electrical sub-assemblies into a low-profile implantable device. Miles also has strong experience in performing design reviews, DFMEA reviews, risk analysis, and vendor selection for designed components. He has extensive experience working with surgeons in cadaver labs and surgeries to evaluate designed components and implement design changes based on feedback. Miles overlooks and executes the design of all implants and instruments. He manages and implements design testing, documentation of test results, prototype and test fixture fabrication. He works closely with surgeon design teams to ensure product optimization for end users. Miles has a BS in Mechanical Engineering from Rensselaer Polytechnic Institute. He has Six Sigma Green Belt Certification, which he has utilized to troubleshoot, evaluate, improve and implement devices.

William "Bill" Warrender, Jr., *Senior Vice President of Sales*

As a Senior Strategic and Innovative Medical Device Executive, Bill is a high energy results-oriented leader with 35 years of diversified experience and success in Healthcare with broad global experience in devices and diagnostics. Bill is an expert on accelerating innovation and building new business models in healthcare while developing sales, sales management, marketing, business development and training. His extensive experience in the multi-disciplined areas of business provides Bill with the ability to drive both a start-up and the existing companies' goals while developing and executing on the revenue numbers. Bill's previous multi-disciplined experience includes leading strategy, sales, marketing and operations for Cardinal Health, Cleveland Clinic, Smith & Nephew, Medartis, DJO, Zimmer, J&J. This knowledge provides Bill with the ability to communicate internally and to achieve those contracted companies' goals. Bill's responsibilities include championing Aevumed's Sales within U.S. geography. Drive the planning, direction and oversight of all area activities, ensuring that area financial targets (including sales & expense) are achieved. In addition, he drives area talent strategy, talent selection, and engagement activities. As a member of the executive management team, he works closely with other functional leaders to develop and recommend short- and long-range objectives - consistent with Aevumed - around vision, mission, market strategy, customer intelligence, voice of the customer, product, pricing, and business planning. Furthermore, Bill meets with and build long-term, sustainable relationships with key surgeons, clinicians, and evaluators to drive product innovation, clinical studies. He has a BS in Management from La Salle and a MBA from University of Notre Dame.

Directors

Saif Khalil, Chairman of the Board of Directors

See above for details regarding Dr. Khalil's experience.

William "Bill" Shopoff, *Director*

Bill is a seasoned Sales Executive with over 40 years of Sales and Marketing experience in the orthopedic space. Previously, Bill was the Global President of Smith & Nephew Trauma and Extremities business and generated over $500M per year. In addition, he was the Executive Vice President of Global Sales at Exactech, an orthopedic joint company focused on shoulder arthroplasty. Bill has a bachelor's degree from Ohio State University.

David Farmer, *Director*

David is a financial expert within the medical device industry and was the CFO of Smith & Nephew Trauma Global business unit. In addition, David was the President of Optum where he grew the company to be acquired by a strategic. He has a BBA in Accounting and Marketing as well as MBA from the University of Memphis.

Gerald Williams, *Director*

Dr. Williams is a board certified shoulder specialist and served as the President of the American Academy of Orthopaedic Surgeons (AAOS) and the President of the American Shoulder and Elbow Surgeons (ASES). He is a Professor of Orthopaedic Surgery at Sidney Kimmel Medical College and Director of the Shoulder and Elbow Center at Rothman Orthopaedic Institute for the last three years. Dr. Williams has been part of the development of many orthopedic implants and has collaborated with some of the largest orthopedic companies in the industry. He received his medical degree from

Temple University and completed his Fellowship in Shoulder Reconstruction from the University of Texas in San Antonio.

Officer and Director Compensation

At this stage, the Company's directors have elected to defer cash compensation in order to prioritize capital for product development, regulatory approvals, and market expansion. Accordingly, none of our directors receive a salary currently but officers may receive a salary with regulatory submissions and clearances. Our officers and directors have received the following stock options as compensation for services.

Name	Amount	Grant Date	Exercise Price
Saif Khalil	75,000 Series A Common	09/01/19	$1.05
Miles Curtis	75,000 Series A Common	02/01/23	$6.35
Gerald Williams Jr.	99,059 Series A Common	02/27/19	$1.05
Gerald Williams Jr.	15,000 Series A Common	02/27/22	$6.35
Gerald Williams Jr.	15,000 Series A Common	05/20/25	$6.40
William Shopoff	75,000 Series A Common	09/01/19	$1.05
William Shopoff	15,000 Series A Common	05/20/25	$6.40
William Warrender Jr.	198,914 Series A Common	11/18/19	$1.38
William Warrender Jr.	50,000 Series A Common	02/01/23	$6.35
David Farmer	75,000 Series A Common	03/06/20	$1.33
David Farmer	15,000 Series A Common	05/20/25	$6.40

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's amended and restated bylaws ("**Bylaws**"). Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue 10,600,000 shares of all classes of stock consisting of (a) 9,350,542 shares of common stock, par value $0.0001 per share, and (b) 1,249,458 shares of preferred stock, par value $0.0001 per share. Each of the common stock and the preferred stock may be issued from time to time in one or more series.

As of the date of this Offering Statement, the Company had the following shares authorized:

Class of Stock	Number of Shares Authorized
Series A Common Stock:	7,750,542
Series B Common Stock:	1,000,000
Series C Common Stock:	600,000
Series A Preferred Stock:	1,249,458

As of the date of this Offering Statement, the Company had the following shares issued and outstanding:

Class of Stock	Number of Shares Outstanding	Record Shareholders
Series A Common Stock:	3,616,615	67
Series B Common Stock:	1,000,000	2

Series C Common Stock:	None		None
Series A Preferred Stock:	496,865		32

Beneficial Ownership

As of the date of this Offering Statement, only Saif Khalil beneficially holds more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Series A Common	930,752	25.95%
Series B Common	860,000	86.00%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Offering Statement, the Company has the following outstanding options, safes, convertible notes, or warrants.

Warrants

Name	Stock	Grant Date	Termination Date	Exercise Price
Pentico	781 Series A Common	01/15/25	01-14-35	$6.40
David Valyo	781 Series A Common	01/14/25	01-14-35	$6.40
BFTP	781 Series A Preferred	09/18/02	09-18-30	$0.01

Options

Name	Stock	Grant Date	Termination Date	Exercise Price	Option Type
Saif Khalil	75,000 Series A Common	09/01/19	09/01/29	$1.05	Incentive
Miles Curtis	75,000 Series A Common	02/01/23	02/01/33	$6.35	Incentive
Joseph Abboud	10,000 Series A Common	01/28/15	04/25/30	$0.00	Nonqualified
Joseph Abboud	44,631 Series A Common	12/01/18	01/28/30	$1.05	Nonqualified
Peter Johnston	10,000 Series A Common	05/15/15	05/15/30	$0.00	Nonqualified
Peter Johnston	29,754 Series A Common	12/01/18	12/01/28	$1.05	Nonqualified
Peter Johnston	99,059 Series A Common	02/27/22	02/27/29	$1.05	Nonqualified
Peter Johnston	15,000 Series A Common	02/27/22	02/27/32	$6.35	Nonqualified
Gerald Williams Jr.	99,059 Series A Common	02/27/19	02/27/29	$1.05	Nonqualified
Gerald Williams Jr.	15,000 Series A Common	02/27/22	02/27/29	$6.35	Nonqualified
Gerald Williams Jr.	15,000 Series A Common	05/20/25	02/27/32	$6.40	Nonqualified
Matthew Ramsey	99,059 Series A Common	02/27/19	02/27/29	$1.05	Nonqualified
Matthew Ramsey	15,000 Series A Common	02/27/22	02/27/32	$6.35	Nonqualified
Mark Lazarus	99,059 Series A Common	02/27/19	02/27/32	$1.05	Nonqualified
Mark Lazarus	15,000 Series A Common	02/27/22	02/27/32	$6.35	Nonqualified
Surena Namdari	99,059 Series A Common	02/27/19	02/27/29	$1.05	Nonqualified
Surena Namdari	15,000 Series A Common	02/27/22	02/27/32	$6.35	Nonqualified
Sean McMillan	4,148 Series A Common	03/14/19	03/14/29	$1.05	Nonqualified
Sameer Nagda	10,000 Series A Common	08/08/19	08/08/29	$1.05	Nonqualified
William Shopoff	75,000 Series A Common	09/01/19	09/01/29	$1.05	Nonqualified
William Shopoff	15,000 Series A Common	05/20/25	02/27/32	$6.40	Nonqualified
William Warrender Jr.	198,914 Series A Common	11/18/19	11/19/29	$1.38	Nonqualified
William Warrender Jr.	50,000 Series A Common	02/01/23	02/01/33	$6.35	Nonqualified

Adventum Consulting LLC	9,000 Series A Common	04/10/20	04/10/30	$1.33	Nonqualified
Adventum Consulting LLC	9,000 Series A Common	12/01/20	12/01/30	$1.33	Nonqualified
Adventum Consulting LLC	4,500 Series A Common	06/01/21	06/01/31	$1.33	Nonqualified
David Farmer	75,000 Series A Common	03/06/20	03/06/30	$1.33	Nonqualified
David Farmer	15,000 Series A Common	05/20/25	02/27/32	$6.40	Nonqualified
Joseph Land	28,750 Series A Common	05/14/20	05/14/30	$1.33	Nonqualified
Shoulder LLC	10,000 Series A Common	01/01/21	01/01/31	$1.33	Nonqualified
Dynamic Concepts LLC	19,250 Series A Common	03/01/21	03/01/31	$1.33	Nonqualified
William Geissler	10,000 Series A Common	06/01/21	06/01/31	$1.33	Nonqualified
Scott Steinmann	10,000 Series A Common	06/01/21	06/01/31	$1.33	Nonqualified
Christopher Dodson	15,000 Series A Common	02/27/22	02/27/32	$6.35	Nonqualified
Christopher Dodson	6,000 Series A Common	04/04/22	04/04/32	$6.35	Nonqualified
Mark Frankle	15,000 Series A Common	02/19/22	12/19/32	$6.35	Nonqualified
Seth Gasser	15,000 Series A Common	01/18/24	01/18/34	$6.40	Nonqualified
Felix Savoie	15,000 Series A Common	02/26/24	02/26/34	$6.40	Nonqualified
Robert DeLurio	45,000 Series A Common	03/14/22	03/14/32	$6.35	Incentive
Robert Douglass	40,000 Series A Common	05/04/22	05/04/32	$6.35	Incentive
John Pursh	5,000 Series A Common	06/20/22	06/20/32	$6.35	Incentive
Colin Calkins	5,000 Series A Common	07/11/22	07/11/32	$6.35	Incentive
Ian McGorrey	10,000 Series A Common	05/13/24	05/13/34	$6.40	Incentive

Convertible Notes

As of the date of this Offering Statement, the Company has the following outstanding convertible notes:

Lender:	Ben Franklin Technology Partners of Southern Pennsylvania
Amount Owing:	$347,365
Interest Rate:	8%
Maturity Date:	December 31, 2026

Other

The Company has no outstanding SAFEs as of the date of this Offering Statement.

Outstanding Debt

As of the date of this Offering Statement, the Company has the following outstanding debt:

Lender:	Navitas Credit Corp.
Amount Owing:	$196,655.36
Interest Rate:	8%
Maturity Date:	November 16, 2028

Lender:	Mitsubishi HC Capital America, Inc
Amount Owing:	$201,985.78
Interest Rate:	9.03%
Maturity Date:	August 24, 2029

The Company intends to use Offering proceeds to pay its outstanding debt.

Concurrent Offerings of Securities

The Company intends to make an offering of its Series A preferred stock concurrent with this Offering relying on an exemption from registration pursuant to Regulation D, Rule 506(c).

Previous Offerings of Securities

The following are securities offerings the Company has conducted in the last three years:

Offering Start Date:	May 23, 2024
Offering Termination Date:	At the start of this Reg CF marketing campaign
Exemption relied upon:	Regulation D, Rule 506(b)
Type of securities offered:	Series A Preferred Stock
Amount of securities issued:	496,865 or more depending the start of this Reg CF marketing campaign
Use of proceeds:	Research and development, marketing, business operations, inventory, manufacturing, and capital equipment

DESCRIPTION OF BUSINESS

The Company

Aevumed Inc. was formed in Delaware on March 12, 2022. Aevumed is a medical device company dedicated to developing innovative orthopedic solutions for soft tissue repair and regeneration. The Company distinguishes itself by conducting research and development with a clinical-first approach, identifying specific patient needs before designing products, unlike the trend-focused strategies often seen in the medical device industry. This unique focus allows Aevumed to deliver minimally invasive implants and instruments that enhance healing, reduce recovery times, and improve long-term outcomes, especially in tendon, ligament, and bone integration. Leveraging advancements in 3D printing, biomaterials, and AI-driven analytics, Aevumed collaborates closely with orthopedic surgeons to meet unmet clinical needs in sports and regenerative medicine, positioning itself as a leader in patient-focused innovation. Our wide range of products can be used in a variety of orthopedic surgeries including shoulder, elbow, hand and wrist, hip, knee, and foot and ankle surgeries. Below is a description of our products which have been developed or are currently being developed.

Product Offerings

The following is a summary of the Company's product offerings currently in development:

PHANTOM®



1. MicroThread technology for superior pullout strength
2. Vented holes for bone ingrowth
3. Multiple configurations

With its innovative MicroThread Technology, the PHANTOM anchor has the potential to set a new benchmark in orthopedic surgery, delivering high pullout strength for secure fixation in even the most challenging bone conditions.

Featuring strategically designed bone ingrowth holes, it promotes faster healing and long-term stability, enhancing patient recovery. This threaded medial row all-PEEK anchor is versatile enough for rotator cuff repair and other procedures, available in 5.5 mm and 6.5 mm diameters. By addressing the demands of modern orthopedic surgery, the PHANTOM anchor offers surgeons a high-performing solution that sets a new standard in patient outcomes, sparking interest in a future where innovation meets clinical excellence. The product launched the second quarter of 2019.

PHANTOM-LP™



1. Multi-Lock Re-Tension Technology

2. Boneshield technology

3. Self-punching insertion

With its unique MultiLock Technology, the PHANTOM-LP anchor transforms lateral row fixation by allowing surgeons to retension sutures at any point post-implantation, offering adjustability for rotator cuff and other procedures. Equipped with BoneShield Technology, it protects bone from the cheesecutting effect by internally locking sutures, ensuring safer repairs. This push-in anchor delivers exceptional pullout strength, providing reliable stability even in demanding conditions. Featuring AutoPunch Technology, the PHANTOM-LP's sharp tip enables direct, self-tapping insertion without pilot holes, simplifying surgery and saving valuable time. The product launched second quarter of 2023.

PHANTOM-3.5/4.5™



1. Self-punching
2. Small profile
3. Superior pullout strength

At just 3.5 mm and 4.5 mm in diameter, the PHANTOM 3.5/4.5 anchor brings precision to rotator cuff repair. Featuring MicroThread Technology, it provides exceptional pullout strength for secure fixation in challenging bone conditions. Designed with self-punching capability, this anchor streamlines surgery by eliminating the need for pilot holes, enhancing procedural efficiency. The PHANTOM 3.5/4.5 is driving innovation in orthopedic surgery. [The product is expected to launch in third quarter of 2025.

PHANTOM NANO™



1. Controllable cinching mechanism
2. Self-punching
3. Superior pullout

The PHANTOM-NANO anchor introduces a self-cinching mechanism to all-suture medial row fixation for rotator cuff repair, ensuring reliable deployment, consistent pullout strength, and clear surgeon feedback. Its compact profile allows for precise placement in tight surgical spaces. Offering exceptional pullout strength, it surpasses traditional all-suture designs in challenging bone conditions. With self-punching capability, the PHANTOM-NANO simplifies surgery by eliminating pilot holes, paving the way for a more confident and efficient approach to rotator cuff solutions. The product is expected to launch in fourth quarter of 2025.

RAPID™



1. Percutaneous insertion
2. Knotted and knotless options
3. Quick and easy insertion

The RAPID anchor streamlines shoulder labrum repairs with its quick and easy insertion, saving valuable time in the operating room. Its design allows it to be used arthroscopically or percutaneously, providing flexibility to suit different surgical approaches. Available in knotted and knotless options, it adapts seamlessly to various procedural needs. Engineered for superior pullout strength, the anchor delivers secure and reliable fixation, even under demanding conditions. With its all-PEEK construction, it offers exceptional durability and biocompatibility, making it a top-tier choice for labral repair. The product is estimated to launch the third quarter of 2025.

PHANTOM-X™



1. Top and bottom bioaugmentation
2. Fast and easy delivery system
3. 3D printed scaffold technology

The PHANTOM-X redefines rotator cuff repair thanks to its rapid delivery system, enabling collagen scaffold bioaugmentation that significantly reduces surgical time by making implantation a breeze. Delivering the BioTendon 3D Technology scaffold, this 3D-printed collagen solution introduces innovative advancements to elevate tissue engineering. Designed to envelop the tendon, this system provides comprehensive augmentation across both superior and inferior surfaces for enhanced support. Through collagen enhancement, the PHANTOM-X fosters quicker recovery, bringing a new standard in bioaugmentation innovation. The product is estimated to launch the fourth quarter of 2026.

SUPERCYNCH™



1. Mechanical flipping mechanism
2. Unidirectional tensioning
3. Small profile

The SUPERCYNCH biceps tenodesis button transforms surgery with its knotless self-cinching mechanism, allowing surgeons to easily tension sutures with precision and confidence. Its mechanical flipping mechanism provides accurate 90-degree actuation and rotation, delivering tactile confirmation of successful deployment. With a compact profile, this titanium button features a 3.2 mm drill size for streamlined procedures. The SUPERCYNCH enhances biceps tenodesis through improved control and simplicity, elevating outcomes in orthopedic surgery. The product is expected to launch in third quarter of 2025.

PROTEKT™



1. Quick and easy insertion
2. Improved bone and tendon contact
3. No tendon wrapping

Biceps tenodesis surgery reaches new heights with the PROTEKT anchor, delivering rapid and effortless insertion that simplifies tendon fixation in moments. Its innovative push-in design eliminates tendon wrapping, ensuring a smooth and controlled placement process. By incorporating a strategic cutout, this anchor minimizes the risk of tendon tearing at the implantation site, preserving tissue integrity throughout recovery. Enhanced bone and tendon contact fosters improved growth and integration, creating a stronger foundation for healing. At a precise 6.5 mm diameter, the PROTEKT anchor offers exceptional pullout strength, redefining reliability and precision in biceps tenodesis solutions. The product is expected to launch in third quarter of 2025.

HIP LABRAL™



1. Superior pullout
2. Small profile
3. Self-cinching

The HIP LABRAL anchor introduces a knotless approach to hip labral repair, delivering secure fixation with a straightforward process. Its compact design enables precise placement within tight surgical spaces, optimized for the hip labrum. Featuring a self-cinching deployment mechanism, it ensures reliable anchoring with tactile confirmation of success. This innovative anchor enhances efficiency and accuracy, elevating outcomes in hip labral surgery. The product is expected to launch in second quarter of 2026.

FASE™



1. Boneshield technology
2. Self-tapping
3. Multi-Lock Re-Tension Technology

Precision in foot and ankle surgery takes a bold leap forward with the FASE anchor. Thanks to MultiLock Technology, the FASE anchor lets surgeons fine-tune suture tension even after the implant is secured, offering unmatched adaptability. Protecting both the implant and the patient, BoneShield Technology stands out by preserving structural integrity and preventing the destructive cheesecutting of bone, ensuring a robust foundation that endures the demands of recovery. Efficiency flows effortlessly from its self-tapping design, which glides into place without requiring pilot holes, simplifying the process and saving valuable time. Strength defines the threaded architecture, engineered to resist pullout forces and maintain unwavering fixation, even when faced with the toughest bone conditions. Compact yet powerful at just 4.75 mm in diameter, this anchor delivers a streamlined solution that enhances surgical precision and elevates patient outcomes. The product is expected to launch in fourth quarter of 2025.

Market Overview

<u>Global Orthopedic Device Market</u>

• Size: Valued at approximately $45 billion in 2024, according to Aevumed's internal documentation.
• Growth Rate: The market is growing steadily, driven by an aging population, increased demand for joint and soft tissue repair, and advancements in minimally invasive technologies. (Source: Aevumed Venture Summary 03-26-25 v1.pdf)

<u>Sports Medicine & Arthroscopic Surgery Market</u>

The U.S. sports medicine global market is expected to be valued at valued $12.1 billion in 2027 with growth of a CAGR of 7.7% during 2021-2027.[1] The key market segments include body reconstruction and repair and supportive and recovery devices. Market drivers include rising incidence of sports injuries due to increased participation in sports and physical activities, advancements in minimally invasive surgical techniques and enhanced rehabilitation methods, and growing awareness and emphasis on fitness and wellness among the population.[2]

While specific figures for the U.S. market are limited, the global arthroscopy devices market was valued at $27.16 billion in 2025 and is expected to reach $56.75 billion by 2034, growing at a CAGR of 8.53%. Given that North America holds a significant share of this market, the U.S. segment is anticipated to mirror this growth trend.[3] The major market segment is arthroscopic surgery products. Market drivers include Increasing demand for minimally invasive surgical procedures, technological advancements in arthroscopic equipment and techniques, and rising prevalence of joint-related disorders and injuries requiring surgical intervention.

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[1] https://orthocg.com/global-sports-medicine-market-to-cross-12-billion-by-2027-industry-analysis-competition-insights-of-zimmer-biomet-medtronic-smith-nephew-and-stryker/

[2] https://www.imarcgroup.com/united-states-sports-medicine-market

[3] https://www.globenewswire.com/news-release/2025/02/12/3025196/0/en/Arthroscopy-Devices-Market-Size-Expected-to-Reach-USD-56-75-Bn-by-2034.html

Rotator Cuff Repair Submarket

In 2023, the United States performed an estimated over 570,000 rotator cuff repair surgeries. This figure reflects a significant increase from previous years and aligns with projections made by iData Research, which anticipated that the number of rotator cuff repairs would surpass 570,000 procedures by 2023, growing at a compound annual growth rate (CAGR) of 4%.[4] In 2024, it is estimated that over 500,000 rotator cuff surgeries were performed in the United States.

Rotator cuff injuries are prevalent, affecting over 17 million Americans annually, with a higher incidence observed in individuals over the age of 65. The demand for surgical interventions is anticipated to rise in tandem with the aging population and increased participation in sports and physical activities.[5] The average procedure cost is around $3,250 per surgery, creating an estimated $1.5 billion+ market for suture anchors and related implants. Re-tear rates post-surgery range from 20% to 90%, highlighting a major clinical need for improved surgical tools and biologic integration.[6]

Technology & Innovation Trends

Biologic Integration: There is growing interest in implants that enhance healing using biologic materials or delivery systems (e.g., Aevumed's PHANTOM-X™).[7]

Knotless and Tensionable Anchors: A shift toward implants that reduce complexity and surgical time while improving outcomes (e.g., RAPID™).[8]

AI and 3D Printing: Customization of implants and pre-op planning tools using advanced data and manufacturing technology is gaining ground.[9]

Summary

The orthopedic and sports medicine markets are expanding rapidly, especially in areas like rotator cuff repair. There is a strong trend toward minimally invasive, biologically integrative, and AI-assisted solutions, aligning directly with Aevumed's strategic positioning and product pipeline.

Competition

The Company will experience competition with other medical technology companies, many of which may have more market share and resources than our Company. These competitors include but are not limited to Arthrex, Smith & Nephew, Zimmer Biomet, DePuy Mitek (J&J), Stryker, and Conmed.

Intellectual Property

The following is a summary of the Company's intellectual property.

[*Table Follows on Next Page*]

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[4] https://idataresearch.com/over-460000-rotator-cuff-surgeries-per-year-reported-in-the-united-states-by-idata-research

[5] https://www.wsj.com/science/torn-rotator-cuff-new-device-python-teeth-0581df90

[6] Grand View Research: "Orthopedic Devices Market Size Report, 2024–2030"; FDA and MITRE: "AI/ML-Based Medical Devices Landscape (2023)"

[7] Grand View Research: "Orthopedic Devices Market Size Report, 2024–2030"; FDA and MITRE: "AI/ML-Based Medical Devices Landscape (2023)

[8] Grand View Research: "Orthopedic Devices Market Size Report, 2024–2030"; FDA and MITRE: "AI/ML-Based Medical Devices Landscape (2023)

[9] Grand View Research: "Orthopedic Devices Market Size Report, 2024–2030"; FDA and MITRE: "AI/ML-Based Medical Devices Landscape (2023)

Riverside Ref. No.	Jurisdiction	Application No.	Title/Mark	Status	Registration No.	Action Items/Deadlines/Notes
PATENTS						
206057-0001-00US	United States	14/072,417	AN APPARATUS AND METHOD FOR SECURING TISSUE TO BONE USING SUTURE ANCHORS WITH A PRE-LOADED PIERCING STRUCTURE AND SUTURES	PATENTED	9,566,056	Maintenance window opens February 14, 2024
206057-0004-00US	United States	15/780,910	SUTURE ANCHOR WITH MICROTHREADS AND SUTURE ANCHOR DRIVER WITH NEEDLE ATTACHMENT	On Appeal		Awaiting Decision by the Board of Appeals
206057-0005-00US	United States	16/953,629	FASTENER ANCHORING DEVICE	PATENTED	11,660,084	Maintenance window opens May 30, 2026
206057-0006-00US	United States	17/903,443	KNOTLESS SUTURE ANCHOR WITH RE-TENSION FEATURES	ALLOWED		Declarations and Issue Fee due April 27, 2025; *Need signed declarations, instruction to proceed with payment of issue fee, and confirmation whether continuation should be filed*
206057-0007-00US	United States	17/692,715	SCAFFOLD AND SUTURE ANCHORING DEVICE	Pending examination		Pending examination
206057-0008-00US	United States	18/058,366	MINIMALLY INVASIVE ANCHOR DRILL SYSTEMS	Pending examination		Pending examination
206057-0009-00US	United States	18/454,157	IMPLANT DEVICE, SYSTEM AND METHOD	Pending examination		Pending examination
206057-0010-00US	United States	18/405,123	LABRAL ANCHOR SYSTEM AND METHOD	Pending examination		Pending examination
206057-0011-00US	United States	18/492,828	METHODS FOR ATTACHING TISSUE TO BONE UTILIZING A SCAFFOLD	Pending examination		Pending examination
206057-0012-00US	United States	18/512,727	3D PRINTED SCAFFOLDS FOR USE IN TISSUE REPAIR	Pending examination		Pending examination
206057-0012-01US	United States	18/789,081	3D PRINTED SCAFFOLDS FOR USE IN TISSUE REPAIR	Pending examination		Pending examination
206057-0013-00US	United States	29/912,294	SUTURE ANCHOR (DESIGN)	Pending examination		Pending examination
206057-0014-00US	United States	29/912,298	SUTURE SHUTTLE (DESIGN)	Pending examination		Pending examination

206057-0015-00US	United States	18/886,054	SUTURE ANCHOR DEVICE, SYSTEM AND METHOD OF USE	Pending examination		Pending examination
206057-0017-P1US	United States	63/720,005	AI ASSISTED ORTHOPEDIC SURGERY SYSTEM AND METHOD	Filed (provisional)		Conversion deadline November 13, 2025
206057-0021-P1US	United States	63/678,443	KNOTLESS ANCHOR SYSTEM AND METHOD	Filed (provisional)		Conversion deadline August 1, 2025
206057-0022-P1US	United States	63/748,290	BONE SCREW AND METHOD OF REPAIRING SOFT TISSUE	Filed (provisional)		Conversion deadline January 22, 2026
TRADEMARKS						
206057-610229	United States	98710727	BIOTENDON 3D	Pending		Pending examination
206057-609959	United States	98188711	BONESHIELD	ALLOWED		Statement of Use or Extension of Time due August 13, 2025; *Need confirmation of use or instruction to extend 6 months*
206057-609249	United States	97148352	FIRESTITCH	ALLOWED		Statement of Use or Extension of Time due June 13, 2025; *Need confirmation of use or instruction to extend 6 months*
206057-608654	United States	88383036	MICROTHREAD	REGISTERED	6171539	Maintenance window opens Oct. 06, 2025
206057-605026	United States	86861489	PHANTOM	REGISTERED	5297143	Maintenance window opens Sep. 26, 2026
206057-610271	United States	98799587	PROTEKT	Pending		Pending examination
206057-609515	United States	97716730	RAPID	Pending		Pending examination
206057-610264	United States	98771920	SUPERCYNCH	Pending		Pending examination
206057-610384	United States	99151900	BE ACTIVE. HEAL BETTER. LIVE FULLY.	Pending		Pending examination

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those relating to the development and sale of medical surgery tools and devices. Government regulation plays a critical role in shaping the development and commercialization of medical technologies, including surgical anchors and buttons used in orthopedic procedures such as rotator cuff repair. At the federal level, the U.S. Food and Drug Administration (FDA) is the primary regulatory body overseeing medical device approval. Medical technology companies must adhere to strict guidelines under the FDA's Center for Devices and Radiological Health (CDRH), which classifies devices based on risk levels. Surgical implants such as suture anchors and cortical buttons are generally categorized as Class II or Class III devices, requiring either a 510(k) premarket notification or a more rigorous Premarket

Approval (PMA) process. These regulatory pathways demand extensive safety and efficacy data, including mechanical testing, biocompatibility, and sometimes clinical trial results.

Beyond initial approval, the Company must comply with post-market surveillance and quality system regulations (QSRs) under 21 CFR Part 820, which require robust manufacturing and quality assurance processes. The FDA also conducts inspections to ensure ongoing compliance and can issue warning letters, fines, or recalls if companies fail to meet regulatory standards. Innovations such as bioabsorbable materials or next-generation fixation systems may trigger additional scrutiny, especially if they represent novel technologies without predicate devices. Federal agencies like the Centers for Medicare & Medicaid Services (CMS) can also influence product adoption through reimbursement coding and payment decisions, which affect how new technologies are covered and paid for in hospitals and outpatient settings.

At the state level, regulation tends to focus more on licensing, distribution, and business operations rather than device-specific approval. State medical boards and health departments may oversee how medical technologies are marketed and distributed within state boundaries. Additionally, the Company must ensure compliance with individual state laws regarding medical device sales reps, licensing for manufacturing or compounding facilities, and handling of controlled materials, if applicable. States like California have additional environmental and consumer protection laws—such as Proposition 65—that can impact how medical devices are labeled and sold. These laws can add layers of complexity, particularly for companies operating in multiple jurisdictions.

Regulation in these areas are ever evolving and new regulations could provide compliance difficulties for the Company.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and the independent accounting firm who reviewed our financial statements have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. The independent accounting firm has expressed substantial doubt in our ability to continue as a going concern and the our 2023 and 2024 reviewed financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

The Company may find that it will need to adapt its product development to meet the evolving needs of lead customers, which can significantly extend timelines.

If key customers shift focus or request product modifications to fit alternate use cases, the development team may need to revise specifications, integrate new features, or conduct additional rounds of testing. These changes can disrupt the development and production schedule, consuming more resources and delaying the launch of new products. While catering to lead customers can strengthen relationships and provide valuable feedback, it also poses a risk of feature creep and misalignment with the broader market if the product becomes overly tailored to specific use cases. This may reduce the product's general appeal and limit its scalability in the long run.

Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.

Product development delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing us to miss optimal launch windows. Furthermore, unanticipated redirections can lead to fragmented development efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

The Company may be subject to integration risks if incorporating a new product into existing and new applications takes longer than anticipated.

Delays in integration can restrict the product's usability and limit market penetration, reducing the expected return on investment and delaying revenue streams. Lengthy integration timelines can also strain relationships with customers and partners, who may depend on timely product availability to meet their operational needs. Additionally, extended integration periods may necessitate more extensive resources for ongoing support, and troubleshooting, increasing overall costs. This can put the company at a competitive disadvantage if competitors with more seamless integration capabilities can deploy their solutions faster, capturing market share and building loyalty while the integration process lags behind.

The need for comprehensive protection of our technology and intellectual property (IP) presents inherent risks.

Relying on external partners for collaboration and support can expose the Company to vulnerabilities related to IP theft, misuse, or inadvertent disclosure. If partners do not maintain stringent security protocols or fail to adhere to agreed-upon IP protections, it can compromise the integrity of proprietary technologies and undermine competitive advantages. Moreover, navigating the complexities of partner agreements and ensuring compliance can be resource-intensive and time-consuming, leading to potential conflicts and delays in product development.

The defense of intellectual property (IP) is a critical component of sustaining competitive advantage in the orthopedic device market, but it also presents significant legal and financial risks.

Orthopedic products often involve complex, multi-component designs—such as anchoring systems, articulating surfaces, and biologically active coatings—that may overlap with existing patents held by competitors or research institutions. As a result, companies may become embroiled in patent infringement lawsuits, either as plaintiffs seeking to enforce their rights or as defendants accused of violating third-party IP. These cases can be costly, time-consuming, and unpredictable, with outcomes that may hinge on nuanced interpretations of patent claims, prior art, and jurisdiction-specific legal standards. An adverse judgment could result in injunctions preventing the sale of key products, mandatory licensing agreements, or substantial damages awards that erode profitability.

Furthermore, the rapid pace of innovation in the orthopedic field amplifies the risk of IP challenges. New entrants, including startups and academic collaborators, often seek to disrupt the market with novel technologies, increasing the likelihood of IP disputes related to overlapping innovation spaces. Even when a company holds valid patents, the cost of defending them—particularly in international markets with varying IP enforcement standards—can place a heavy burden on internal legal teams and financial resources. Invalidity challenges before patent offices or in court (e.g., through inter partes review or opposition proceedings) can weaken or eliminate key protections, leaving products vulnerable to imitation.

Research and development ("R&D") of orthopedic fixation devices involves considerable technical, financial, and regulatory risks.

One of the foremost challenges lies in developing innovative devices that meet both clinical demands and regulatory requirements. New materials, designs, or delivery mechanisms must perform reliably under complex biomechanical conditions while also integrating with human tissue over time. However, breakthroughs in functionality or bio-integration often require extended testing phases and repeated design iterations, which can lead to delays, budget overruns, or outright project failure if early concepts fail to translate into viable products. Another substantial risk is the uncertainty around clinical efficacy and safety. Even after extensive bench testing and preclinical studies, the in vivo performance of a new implant can be unpredictable due to variations in patient anatomy, surgical technique, or biological response. For instance, a novel bioresorbable anchor may show promising degradation profiles in laboratory settings but behave inconsistently once implanted, potentially causing inflammation, premature loss of fixation, or incomplete tissue healing. Such outcomes not only risk patient safety but can also lead to reputational damage and litigation, especially if adverse events occur post-launch and were not identified during the R&D phase.

In addition, intellectual property (IP) challenges present a strategic risk in the orthopedic R&D landscape. The fixation device market is highly competitive, with numerous patents covering small but critical elements of device design, materials, and instrumentation. Companies may inadvertently infringe on existing patents or face difficulty securing strong IP protection for their own innovations. Legal disputes or lack of patent exclusivity can significantly erode the commercial value of a new product, making it harder to justify the high cost of development. Moreover, protracted legal battles can divert resources from technical innovation and delay time-to-market for key products. R&D efforts are often constrained by changing regulatory expectations and evolving clinical standards. Regulatory bodies such as the FDA and international equivalents require increasingly comprehensive premarket evidence, including biomechanical testing, biocompatibility assessments, and clinical trial data for Class II or III devices. These evolving requirements can lead to unanticipated development hurdles or the need to redo certain phases of testing. Failure to anticipate regulatory shifts or align R&D strategy with future compliance expectations can result in delayed approvals, increased costs, or even abandonment of promising development programs. This regulatory unpredictability adds a layer of complexity and risk to the already demanding process of orthopedic device innovation.

Cost overrun risks in research and development (R&D) are a significant concern for companies developing orthopedic fixation devices such as suture anchors, labrum anchors, tenodesis anchors, and knotless cortical buttons.

These projects often begin with broad technical ambitions and undefined pathways to regulatory approval, making it difficult to estimate costs accurately. As development progresses, unforeseen technical challenges—such as difficulties with material selection, device miniaturization, or mechanical performance—can demand additional testing, redesigns, or the use of more expensive components. These iterative cycles of trial and error often extend project timelines and inflate budgets well beyond initial projections. A major contributor to R&D cost overruns is the need for extensive prototyping and validation testing. Orthopedic implants must undergo rigorous bench testing to simulate real-world mechanical loads and biological conditions. Failures during these phases can lead to multiple rounds of revisions, each requiring new molds, test setups, and lab time. Costs also escalate when preclinical testing in cadaveric or animal models reveals issues not detected in earlier phases, prompting further design refinements or modifications to the surgical delivery system. These unplanned revisions not only consume resources but may delay downstream milestones such as regulatory submission or clinical trials.

Personnel costs also represent a substantial and often underestimated portion of R&D budgets. Highly specialized engineers, materials scientists, regulatory consultants, and clinical affairs teams are required to support orthopedic device development. As projects stretch in duration or complexity, staffing costs rise—especially when external consultants or contractors are brought in to address unforeseen technical gaps. Additionally, training clinical advisors, coordinating with key opinion leaders, and conducting early feasibility studies can all increase labor and overhead expenses beyond what was initially forecasted. Cost overruns are frequently driven by shifting regulatory demands and the need to satisfy updated compliance standards. Regulatory bodies may require more extensive premarket data than originally anticipated, including additional biocompatibility tests, software validation, or human factors studies. Each new requirement may require significant financial investment and reallocation of R&D resources. Delays in approvals or requests for further data can derail launch timelines, reducing return on investment and forcing the company to extend internal development spending. In a competitive orthopedic market, such overruns can jeopardize the commercial viability of a new device, especially if rivals reach the market sooner with similar or lower-cost solutions.

High lead times to market for products introduces risk to the Company.

Products we develop may face high lead times to market, which can significantly impact competitiveness and revenue generation. Extended timelines may result from various factors, including the complexity of the integration process, extensive testing requirements, or regulatory approvals that delay deployment. The longer it takes to bring a product to market, the greater the risk that market conditions will change, rendering the product offering less relevant or even obsolete by the time it becomes available. Additionally, high lead times can frustrate potential customers and partners, leading them to seek alternative solutions from competitors who can deliver faster.

The Company risks losing positive control of technology direction with expansion or growth.

As the Company expands or grows, there is a significant risk of losing positive control over the technology direction. Rapid growth often necessitates scaling operations, which can dilute focus and create challenges in aligning technology strategy with business objectives. If decision-making becomes decentralized or if different teams pursue divergent technology paths, it may lead to inconsistencies, misalignment, and inefficiencies. This lack of cohesion can hinder innovation and compromise the company's ability to maintain a competitive edge. Additionally, conflicting priorities among various departments can divert resources and attention away from core technology initiatives.

The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business—such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

The risk of medical device product failure poses significant challenges for companies manufacturing orthopedic fixation devices such as suture anchors, labrum anchors, tenodesis anchors, and knotless cortical buttons. These devices are critical for musculoskeletal repairs and are subjected to high mechanical loads and variable patient conditions. A failure in product performance, such as breakage, detachment, or incomplete fixation, can lead to surgical complications including nonunion, implant migration, or recurrent joint instability. These outcomes may necessitate revision surgeries, increase healthcare costs, and diminish patient trust in the brand. Failure to maintain consistent product quality and mechanical integrity could put patients at risk and cause irreparable harm to our reputation.

There is risk that there may be deficiencies in raw material quality and manufacturing processes of the Company.

These deficiencies can originate from a wide range of sources, including variations in supplier materials, inadequate process controls, or inconsistencies in equipment calibration. For instance, the use of substandard polymer composites may result in implants that are brittle, prone to cracking, or that fail to maintain their mechanical integrity under load. Similarly, inconsistencies in metal processing—such as variations in alloy composition, heat treatment, or surface finishing—can adversely affect the tensile strength, fatigue resistance, and corrosion properties of metallic implants. These issues may not be readily apparent during initial inspections, but can manifest over time, particularly once the devices are implanted and exposed to dynamic biological and mechanical environments.

Even seemingly minor imperfections introduced during the manufacturing stage—such as microfractures, voids, or incomplete molding—can become critical failure points when subjected to physiological stress. These microscopic defects can propagate over time, especially in high-stress applications such as joint stabilization or tendon reattachment, ultimately leading to catastrophic device failure. Furthermore, the evolving use of advanced biomaterials, particularly bioresorbable polymers, introduces another layer of complexity. These materials are designed to degrade within the body over time, but their performance can be highly sensitive to manufacturing conditions, batch variability, and environmental exposure during storage. An unpredictable or accelerated degradation timeline could compromise the structural support provided by the implant before the tissue has adequately healed, resulting in loss of fixation or reinjury.

Additionally, the interaction between the device material and surrounding biological tissue can be influenced by material purity, surface morphology, and the presence of residual manufacturing byproducts. If the implant's surface characteristics or chemical composition are inconsistent, it may trigger inflammatory responses, delayed healing, or unexpected tissue reactions. These biological complications can further exacerbate the mechanical challenges posed by inferior materials or flawed production techniques. When such failures occur, the consequences are not only clinical but also reputational, as repeated issues can undermine surgeon confidence and reduce adoption rates of the Company's products.

Ultimately, the reliance on precise engineering, stringent specifications, and complex material science in the development of devices like suture anchors, labrum anchors, tenodesis anchors, and knotless cortical buttons makes the Company particularly vulnerable to any lapses in production standards. The intricate interplay between mechanical function and biological compatibility means that even marginal deviations in material quality or manufacturing consistency can produce outsized negative outcomes in clinical settings. These risks are compounded by the high-performance expectations placed on orthopedic implants, where the margin for error is minimal and the stakes for patients and healthcare providers are high

Product design flaws and insufficient clinical validation can result in failed designs being brought to the market.

Product design flaws and insufficient clinical validation can have serious consequences, often resulting in the release of medical devices that fail to meet safety and performance standards once in real-world clinical use. For example, a poorly designed orthopedic anchor may not achieve adequate fixation across a range of bone densities—particularly in osteoporotic or otherwise compromised bone structures. In such cases, the device might require excessive insertion force, increasing the risk of iatrogenic damage such as microfractures or soft tissue trauma. Additionally, design shortcomings may contribute to mechanical instability, leading to early loosening, micromotion, or failure to properly integrate with surrounding biological tissue. These issues not only compromise patient outcomes but can also necessitate costly and risky revision surgeries.

Post-market surveillance must also be treated as a critical component of the product life cycle. Continuous monitoring of real-world performance through adverse event reporting systems, clinical registries, and user feedback can reveal emerging patterns of device-related complications. Failure to analyze and respond to such trends in a timely and transparent manner can expose the company to significant regulatory scrutiny. Potential outcomes include forced product recalls, warning letters, loss of regulatory approvals, and, in severe cases, civil or criminal penalties. Moreover, litigation arising from patient harm can result in substantial financial liabilities and irreparable damage to the company's reputation and stakeholder trust.

The Company's products are subject to regulation by various governing bodies.

Orthopedic implants are regulated as Class II or Class III medical devices, depending on their level of invasiveness and associated risk. These classifications place them under rigorous scrutiny by the U.S. Food and Drug Administration (FDA) as well as international regulatory bodies such as the European Medicines Agency (EMA) and notified bodies under the Medical Device Regulation (MDR) in the European Union. Class III devices, such as joint replacement systems or spinal fixation hardware, typically require premarket approval (PMA) due to their critical function and potential life-sustaining roles, while Class II devices may follow the 510(k) pathway, necessitating substantial equivalence to a legally marketed predicate device.

Despite regulatory approval, adverse events can still occur once the product is in clinical use, particularly if unforeseen issues arise related to mechanical failure, wear, corrosion, or biocompatibility. In such instances, manufacturers are legally obligated to file Medical Device Reports (MDRs) with the FDA, detailing the nature of the malfunction and any associated patient harm. If these reports indicate a recurring or systemic issue, companies may be compelled to conduct root cause investigations and depending on the findings, implement field corrective actions or initiate voluntary or mandatory product recalls. A pattern of adverse events can escalate regulatory scrutiny, potentially triggering facility audits, issuance of Form 483 observations, warning letters, import holds, or even suspension of market authorization. The reputational and financial ramifications can be severe, particularly if the device is widely implanted or associated with high-revision burdens.

Regulatory changes pose a significant risk to business operations, as shifts in government policies or legal requirements can directly impact our strategy, finances, and overall ability to operate.

New regulations may introduce stricter compliance requirements, leading to increased costs for training, legal consultation, and adjustments to business practices. For example, changes in labor laws, environmental standards, regulation of medical devices, or data privacy requirements could necessitate modifications in processes, technology, or infrastructure to remain compliant. The Company could find it impossible to become compliant. Failure to adapt promptly can result in fines, legal disputes, or restrictions on the business, damaging both financial stability and reputation. Regulatory changes can also affect market dynamics and the competitive landscape, potentially reducing profitability or limiting market access. A sudden change in tax laws, tariffs, or trade agreements can disrupt supply chains, alter product pricing, or decrease the competitiveness of certain goods or services. This uncertainty makes it difficult for companies to make long-term investment decisions, manage budgets, or forecast financial performance. Additionally, some regulatory changes may benefit new entrants or disruptors, forcing established companies to adapt quickly or risk losing market share.

The Company may face civil litigation through product liability lawsuits, especially if there is evidence or perception of negligence in device design, inadequate labeling or warnings, or failure to disclose known risks.

These lawsuits often arise when there is evidence—or even a public perception—of negligence in critical areas such as device design, manufacturing quality, clinical evaluation, labeling, or the failure to provide adequate warnings and instructions for use. In particular, plaintiffs may allege that the company failed to properly assess foreseeable risks or did not sufficiently communicate known hazards to physicians and patients, thereby compromising informed decision-making and patient safety. Litigation risks are especially pronounced in cases involving chronic or long-term complications. Common allegations include issues such as implant loosening, mechanical failure, corrosion or metal ion release (especially in metal-on-metal systems), allergic reactions, accelerated wear, or device-related infections. These complications can lead to painful and costly revision surgeries, permanent disability, or diminished quality of life, which in turn provide grounds for compensatory and punitive damages. In U.S. courts, such claims often invoke legal theories including negligence, strict liability, breach of warranty, or failure to warn.

The financial implications of these lawsuits can be severe. If plaintiffs successfully demonstrate that the company knew—or should have known—about specific design deficiencies, adverse clinical trends, or unfavorable post-market surveillance findings, but failed to act appropriately, courts may award substantial settlements or jury verdicts. Moreover, multidistrict litigation (MDL) or class-action suits can aggregate hundreds or thousands of individual claims, compounding both legal exposure and reputational damage. Beyond monetary damages, the discovery process in litigation may compel the company to disclose sensitive internal communications, design documents, testing results, or regulatory correspondence. These disclosures can undermine investor confidence, trigger further regulatory scrutiny, and attract negative media attention, potentially leading to lasting harm to the Company's brand and market position.
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The development and manufacturing of orthopedic fixation devices rely on a complex, global supply chain involving specialized raw materials, precision components, and contract manufacturers.

One of the primary risks in this supply chain is the dependency on a limited number of qualified suppliers for critical inputs such as medical-grade polymers, biocompatible metals (e.g., titanium alloys), and specialized coatings or resorbable materials. Disruptions due to geopolitical instability, trade restrictions, natural disasters, or supplier insolvency can lead to shortages or delays in key materials, halting production timelines and impacting product availability. Even when alternate suppliers exist, switching often requires revalidation of materials and regulatory re-approval, which can be costly and time-consuming, creating bottlenecks that affect both development and commercial operations.

Additionally, supply chain risks extend to quality control and regulatory compliance. Outsourced suppliers and manufacturing partners must consistently meet stringent technical specifications and adhere to regulatory standards such as ISO 13485 and FDA QSR requirements. However, variations in quality assurance processes, documentation practices, or training levels can introduce nonconformities or defects in components that are not detected until final assembly or post-distribution. These inconsistencies pose significant risks to product integrity, especially for implants that must maintain precise dimensional tolerances and surface characteristics to ensure proper fit, fixation, and biocompatibility. Delays in supplier audits, inadequate oversight of sub-tier vendors, or lapses in traceability can compound the risk, leading to recalls, compliance violations, or erosion of customer trust. As companies increasingly rely on lean inventories and just-in-time delivery, even minor disruptions in the upstream supply chain can cascade into major operational and financial consequences.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, or which do not function as effectively as intended or as well as products offered by competitors, which may negatively affect our brand and products. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. We do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do or who are able to bring their products to market faster than we do. Moreover, we will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed. Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and operate our business. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The volatility of the U.S. dollar poses significant risks for international companies, particularly those that engage in cross-border transactions, hold assets in multiple currencies, or have a global supply chain.

The Company plans to develop a substantial international customer base. Fluctuations in the U.S. dollar's value can impact revenue, profitability, and financial stability. For example, if the dollar strengthens, it may increase the cost of production for companies importing goods and materials priced in dollars, leading to higher operational expenses. Conversely, a weaker dollar can reduce the value of revenue generated in foreign markets when converted back to the company's home currency, impacting profit margins and potentially altering financial forecasts.

Exchange rate fluctuations also introduce risks related to pricing strategies and market competitiveness. If the U.S. dollar appreciates significantly, it can make an international company's products more expensive for foreign buyers, reducing demand and potentially leading to a loss of market share. On the other hand, a depreciating dollar might result in lower margins on goods sold abroad, especially if the company is unable to adjust prices quickly. These uncertainties can complicate financial planning, cash flow management, and budgeting, particularly for companies with long-term international contracts or large-scale investments overseas.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2023, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the amended and restated certificate of incorporation ("**Certificate of Incorporation**") and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2023 and 2024. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive products using unique technology may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Because we are a "start-up", we face a material risk of business failure.

We were formed in March 2022. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing our products, and securing our intellectual property we will need for our business, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Our inability to develop and introduce products in a timely and cost-effective manner may damage our business.

Our revenues and potential for profitability depend on our ability to bring our products to market to meet customer demands. There is a risk that we will be unable to develop products in a timely manner or on a cost-effective basis to meet constantly changing consumer demands. Unforeseen delays or difficulties in the development process, significant increases in the planned cost of development or changes in anticipated consumer demand for our products, may cause the introduction date for our products to be later than anticipated, or may reduce or eliminate the commercial viability of such products, any or all of which, in turn, would adversely affect our revenues and results of operations.

If we do not innovate and provide products that are attractive to consumers, our business could be harmed.

Our business model depends on our continued innovation to provide products that are attractive to potential customers. As a result, we must invest significant resources in business development activities and also on research and development to create and then improve the attractiveness and comprehensiveness of our products and effectively incorporate new technologies into them. If we are unable to provide products that people want to use, then such users may become dissatisfied and instead purchase and use products of our competitors. If we are unable to continue offering innovative and useful products, we may be unable to attract users, which could harm our business, results of operations, and financial condition.

Some of our products are still currently under development and take time and significant resources to develop and launch. Moreover, there is a risk that any new products we create and launch, will not be accepted by others or generate sufficient interest or revenues for us.

A number of our products are currently still in development and we have not, as of the date hereof, commenced as a revenue generating operation. Developing such products takes significant time and millions of dollars of cash resources, making this business inherently risky. Moreover, we may be unable to develop and execute our product plans for numerous reasons, including our inability to (i) develop the IP needed for the products to successful work, (ii) design products that generate meaningful revenue for us and (iii) anticipate and react to changes in consumer preferences. Our failure to develop our products will adversely affect our business, results of operations and valuation.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our potential for growth largely depends on our ability to innovate and add value to our products and to provide our customers with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers. We are currently making, and plan to continue making, significant investments to develop, maintain, and enhance our products and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, the value of our company may be adversely affected.

Incidents or adverse publicity concerning our Company or our products could harm our reputation as well as negatively impact our revenues and profitability.

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain customers depends, in part, upon the external perceptions of our Company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all or may need to redesign our products, which may not be possible or cost prohibitive. We may also be required to pay substantial damages or be subject to a court order prohibiting us from selling certain products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team. We are highly dependent on their knowledge base and industry relationships, and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent.

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S.

Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Massachusetts law, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as part of the Subscription Booklet. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions.

With arbitration, under the Subscription Agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Massachusetts law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Shares at the Offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

The Securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a Target offering Amount of $9,999.00, and a Maximum Offering Amount up to $1,234,998.00 of Shares in $9.00 increments. The minimum investment amount is $999.00 to acquire non-voting shares of Series C Common Stock, unless waived by the Company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by August 28, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

The Company is also offering Bonus Shares based upon the total amount invested by investors through this Offering. Bonus Shares are issued concurrently with Shares purchased through this Offering. Bonus Shares are being offered as follows:

Level	Required Aggregate Investment Amount	Bonus Shares Issued
Silver	$5,000	5%
Gold	$10,000	8%
Platinum	$15,000	10%
Diamond	$25,000	12%
VIP	$40,000	15%

For example purposes only, if an investor were to initially invest $5,000 an investor would receive 556 Shares from their investment (rounded to the nearest whole number) and 28 Bonus Shares (556 Shares x 5% = 28 Bonus Shares (rounded to the nearest whole number)). The investor would receive a total of 584 shares of Series C common stock of the Company.

If the same investor were to invest an additional $20,000 through this Offering two months later, the investor's aggregate investment amount would total $25,000, and the investor would be entitled to 12% in Bonus Shares based on the total aggregate investment amount. The investor would receive an additional 2,223 Shares (rounded to the nearest whole number) for the $20,000 investment ($20,000 / $9) and an additional 250 Bonus Shares (2,779 total Shares purchased x 12% = 334 total Bonus Shares (rounded up to nearest whole Share); 334 Bonus Shares total – 28 Bonus Shares already issued = 306 additional Bonus Shares to be issued).

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary and Escrow

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with our Escrow Facilitator, Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

An Activation/Setup Fee of $11,375, Monthly Subscription Fee of $2,000 per month, Usage Fee 8.5% will be payable to the Intermediary and/or its affiliates.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the maximum offering amount. If we raise only the target Offering Amount, all proceeds will be applied to intermediary fees.

Use of Proceeds	Maximum Offering Amount	Percentage	Target Offering Amount	Percentage
Fees to Intermediary[1]	$122,474.83	9.92%	$84.92	8.50%
Business Operations	$697,050.83	56.44%	$578.02	57.86%
Sales and Marketing	$101,637.82	8.23%	$82.22	8.23%
Repayment of debt	$100,000.00	8.09%	$80.82	8.09%
Inventory	$98,249.89	7.96%	$79.52	7.96%
Intellectual Property	$23,833.33	1.93%	$19.28	1.93%
Capital Equipment	$91,751.30	7.43%	$74.22	7.43%
Total	$1,234,998.00	100.00%	$999.00	100.00%

[1] Fees include 8.5% of Offering proceeds raised, $11,375 onboarding fee, and monthly subscription fee for six months ($2,000/month), Shareholder Services onboarding fee ($1,625) and Shareholder Services Fee for six months ($250/month).

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments but have not yet had such commitments accepted by the Company. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Securities in exchange for their investment.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, provided the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until (i) all Shares have been sold or (ii) the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until released to the Company following a closing. The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Certificate of Incorporation, Bylaws, and Amended and Restated Stockholder's Agreement attached as Exhibit B, Exhibit C, and Exhibit D, respectively. Review these exhibits for a complete description of the Company's securities. Below is a summary of the major provisions of these agreements. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 10,600,000 shares of all classes of stock consisting of (a) 9,350,542 shares of common stock, par value $0.0001 per share. As of the date of this Offering Statement, the Company had the following shares authorized:

Class of Stock	Number of Shares Authorized
Series A Common Stock:	7,750,542
Series B Common Stock:	1,000,000
Series C Common Stock:	600,000
Series A Preferred Stock:	1,249,458

Common Stock

The Company has designated Series A, Series B, and Series C common stock. Except as described in the next paragraph or as otherwise required by law, all shares of common stock are identical in all respects and entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations, and restrictions.

Voting. Each share of Series A common stock entitles its holder to one (1) vote at all meetings of stockholders and in written actions in lieu of meetings. Each share of Series B common stock entitles its holder to ten (10) votes at all meetings of stockholders and in written actions in lieu of meetings. The shares of Series C common stock do not entitle its holder to vote. The votes associated with a share of Series B Common Stock are not divisible or separable. With respect to any matter on which the stockholders may vote, the holder of a share of Series B common stock must cast all votes afforded by that share the same way. For example, in a matter presented to the stockholders for approval, the holder of a share of Series B Common Stock may cast all ten votes in favor of approval, or may cast all ten votes against approval, or may abstain with respect to all ten votes. However, the stockholder may not cast a portion of the ten votes afforded by that share in favor of approval while casting another portion of the ten votes against approval. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required by the terms of the Restated Certificate of Amendment) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

Preferred Stock

Payments to Holders of Preferred Stock: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of common stock, the holders of shares of preferred stock must be paid an amount per share equal to the greater of (a) the Original Issue Price ($6.40 for Series A) for such share of preferred stock, plus any dividends declared or accrued but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into common stock pursuant to Section 3 Conversion below immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled as described above, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

<u>Voting</u>. Each share of Series A preferred stock entitles its holder to one (1) vote at all meetings of stockholders and in written actions in lieu of meetings. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of preferred stock held by each holder could be converted) will be rounded to the nearest whole number.

Holders of preferred stock shall vote together with the holders of common stock (having the same voting rights as the Series A common stock) as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Series A common stock.

<u>Conversion:</u>

Right to Convert: Each share of preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Series A common stock as is determined by dividing the Original Issue Price for the series of preferred stock by the Conversion Price for that series of preferred stock in effect at the time of conversion. The "**Conversion Price**" for each series of preferred stock means the Original Issue Price for such series of preferred stock, which initial Conversion Price, and the rate at which shares of preferred stock may be converted into shares of Series A common stock.

Termination of Conversion Rights: In the case of a Contingency Event (defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of preferred stock.

Fractional Shares: No fractional shares of common stock will be issued upon conversion of the preferred stock. In lieu of any fractional shares to which the holder would otherwise be entitled, each fractional share will be rounded down to the nearest whole share.

Mechanics of Conversion. To voluntarily convert shares of preferred stock into shares of common stock, a holder of preferred stock shall surrender the certificate or certificates for the shares of preferred stock at the office of the transfer agent for the preferred stock (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the preferred stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**")

Mandatory Conversion. Upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act in which the Company receives at least $25,000,000 in gross proceeds in connection with such transaction or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the stockholders holding at least seventy-five percent (75%) of the outstanding shares of the Series A preferred stock at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of preferred stock will automatically convert into shares of common stock, at the applicable ratio described in Section 3.1.1 of the Amended Certificate of Incorporation, as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Company. For a complete description of conversion, please review Section 3 of Article 5(B) of the Certificate of Amendment.

<u>Redeemed or Otherwise Acquired Shares</u>**:** Any shares of preferred stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of preferred stock following any such redemption.
Distributions

We have not paid dividends to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Transfer of Shares

Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Except with the prior approval of the board of directors of the Company ("**Board**") or as otherwise expressly permitted by the terms of this Agreement, the Company shall not do any of the following: (i) cause or permit the transfer of any Shares to be made on its books, (ii) issue any Shares, (iii) issue any warrants, options, or other rights to subscribe for or purchase Shares, (iv) issue any securities, instruments, or rights convertible into Shares, (v) issue any "shadow" or "phantom" Share rights or other rights the value of which is related to the value of Shares, (vi) enter into any contracts pursuant to which compensation or other payments to be made by the Company are related to the profitability of the Company, (vii) purchase, redeem, or otherwise acquire any Shares or (viii) adopt an equity compensation plan pursuant to which shares, securities, instruments or rights may be issued.

However, in the event the Board determines it is in the best interest of the Company to sell all or substantially all of the assets or equity of the Company, or to merge or consolidate with and into one or more other persons the consummation of which will result in the surviving entity being controlled by persons other than the stockholders, then before entering into any such transaction, the affirmative vote of at least a majority-in-interest (51%) of the stockholders at a meeting(s) called for that purpose (or by written consent) shall be required.

Transfers to Related Parties

A stockholder is allowed to transfer part (but not all) of their shares to their Family Members (defined below), either directly or through a trust, during their lifetime. However, any such transferees must assume all obligations of the original stockholder under the agreement. This includes obligations to buy or sell shares, which will extend to the transferees proportionally. Transfers to non-signatory Family Members are only valid if the transferee agrees in writing to be bound by the stockholder's agreement by signing a counterpart signature page (Exhibit D of the stockholder's agreement).

"**Family Member**" means a lineal descendent, sibling, lineal descendent of a sibling, in each case whether by blood or adoption, parent, spouse, spouse of a lineal descendent or lineal descendant of a sibling and any trust or other entity existing solely for the benefit of such individual and/or such individual's foregoing Family Members.

Right of First Refusal

If a shareholder wishes to sell their shares in the Company, they must first obtain a bona fide written offer for the purchase of all, or a portion of the stockholder's shares for a fixed cash price and it must set forth the date, proposed price, and other terms and conditions. The stockholder must transmit copies of the offer to the Company and to the other stockholders of the Company within seven (7) days after the receipt of the offer. The Company will have thirty (30) days to accept the selling stockholder's offer in whole, or in part on the same terms and conditions as contained in the offer.

If the Company does not accept the offer with respect to all the shares, the remaining stockholders will have the option to purchase the remaining shares on the same terms and conditions contained in the offer. Each other stockholder who wishes to participate must send written notice to the selling stockholder detailing the maximum number of shares of the remaining shares they are willing to purchase. The selling stockholder's remaining shares that are subject to the offer will be allocated to and purchased by the interested remaining stockholders as follows: each exercising stockholder will be allocated the lesser of (i) that stockholder's proportionate part of the selling stockholder's remaining shares that are subject to the offer such that the amount of the shares owned by that stockholder bears to the total amount of shares owned by all participating stockholders and (ii) that stockholder's purchase commitment; and thereafter the remainder of the offered shares will be allocated among the participating stockholders in proportion to the amounts of their respective purchase commitments that were not satisfied under the option to purchase.

If at the end of the option periods the Company and remaining stockholders do not elect to purchase all the shares contained in the selling stockholder's offer, such stockholder will have ninety d(90) days to sell all (but not less) of the stockholder's remaining shares subject to the offer on the same terms and conditions contained in the offer. For the complete right of first refusal provisions please review Article 4 of Exhibit D.

Right to Purchase in the Event of a Proceeding

If a stockholder becomes involved in a legal or equitable proceeding (a "**Proceeding**") that could result in the forced sale or disposition of their shares, the Company and the other stockholders have the right to purchase all (but not part) of that stockholder's shares. This purchase right follows the same process and terms as if a third-party offer had been received under the stockholder's agreement. However, if the Proceeding ends and the stockholder still owns some or all of their shares, the purchase rights regarding those retained shares are canceled. If a purchase was already initiated but not completed, it becomes void for the retained shares. See Article 3 of Exhibit D for complete details.

Drag-Along Right

If one or more stockholders (the "**Sellers**") intend to transfer a majority of the Company's outstanding shares in a single or related transaction to a third party (a "**Proposed Transfer**") and the transfer is not an Exempt Transfer (defined below) they may invoke a Drag-Along Right. This gives them the power to require all other stockholders to sell their shares to the same buyer(s) on the same price, terms, and conditions.

To exercise this right, the Sellers must deliver a Drag-Along Notice to the Company and all other stockholders at least thirty (30) days before the settlement date, detailing the buyer(s), number of shares, terms of payment, and confirming that the buyer(s) have agreed to these terms. Upon receiving the notice, all other stockholders are required to sell their shares under the same terms, provided the buyer purchases all shares offered in the transaction. If the buyer does not agree to buy all shares, the transaction does not proceed.

At closing, each selling stockholder must deliver an assignment of shares and comply with all general conditions of the sale, including providing the same representations and warranties as the Sellers. However, each non-Seller stockholder's liability is several (not joint) and limited to the proceeds they receive. For the complete drag-along provisions please review Article 7 of Exhibit D.

"**Exempt Transfers**" include the following transfers:

(i) to the company,
(ii) upon death to estate beneficiaries,
(iii) involving less than all the Sellers' shares, and
(iv) to family members of a stockholder.

Tag-Along Right

If one or more stockholders ("Sellers") intend to sell at least thirty percent (30%) of the Company's outstanding shares to a third party (in a single or related series of transactions), and the transfer is not exempt, other stockholders ("**Tag-along Stockholders**") have the right to participate in the sale. They may require the purchaser(s) to also buy a proportional share of their holdings on the same terms and at the same price as the Sellers.

The Sellers must notify the Tag-along Stockholders of the proposed sale, including details of the third-party offer. Tag-along Stockholders then have fifteen (15) days to respond with a written notice stating how many shares they wish to include, up to their allowed proportion. If the purchaser refuses to buy the shares from the Tag-along Stockholders on the agreed terms, the Sellers cannot proceed with the sale. At settlement, all participating stockholders must deliver share assignments and meet the same conditions as the Sellers, including providing similar warranties. For the complete tag-along provisions please review Article 8 of Exhibit D.

Consolidation or Merger; Sale of Assets

If the Company proposes to merge, consolidate, or sell substantially all of its assets (an "**Acquisition Proposal**"), it can only proceed if approved by the Company's governing documents, applicable law, and a Majority-in-Interest of the stockholders. An Acquisition Proposal does not include transactions where (i) current stockholders retain proportional ownership and control in the surviving entity, or (ii) the transaction is solely with Company-owned entities.

If an Acquisition Proposal is completed in accordance with these terms, the shareholder agreement terminates—ending any unexercised purchase rights—though obligations to buy or sell shares that arose beforehand remain enforceable. Additionally, if the Company or any stockholder becomes obligated to purchase shares under Articles 2, 3, or 4 of the stockholder agreement, and an Acquisition Proposal becomes effective before the actual settlement of the share purchase (the "**Intervening Period**"), the purchasing party is treated as the equitable owner of those shares. This means they are entitled to receive any cash, property, or securities distributed in connection with the Acquisition Proposal. For example, if a merger occurs during the Intervening Period, the buyer of the shares will receive the merger consideration (e.g., cash or stock) instead of the original shares at settlement, paying the agreed price for those shares. See Article 5 of Exhibit D for complete details.

Election of Directors

At each meeting of stockholders at which, and in any written consent in which, directors of the Company are to be elected, each of the stockholders shall cast all of his or her or its votes in favor of the slate of candidates for election proffered by the Board. During the period when Saif Khalil ("**Khalil**") remains a Stockholder, each other stockholder shall cast the maximum number of his, her or its votes in favor of Khalil's election to the Board.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Additional Issuances of Securities.

Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the investor in the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. In addition, the further issuance of other classes of stock in the Company could further dilute all holders of Class C common stock.

A Sale of the Company or of Assets of the Company

As a holder of non-voting stock in the Company, investors will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

Transactions with Related Parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring Shares in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company plans to make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional Shares. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of Units outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into Shares.

If the Company decides to issue more Shares, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. If you are making an investment expecting to own a certain percentage of the Company or expecting each Share to hold a certain amount of value, it's important to realize how the value of those Shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future Investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, manufacturing capabilities, its projected revenue for the next five years, and other factors. The price of the Securities in the Company may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.


FINANCIAL INFORMATION


Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as Exhibit F.

Operations, Liquidity, and Capital Resources

Results of Operations: Years Ended December 31, 2024 and December 31, 2023

Revenue

For the period ending December 31, 2024, the Company received $683,020 in revenues compared to $605,657 for the period ending December 31, 2023, approximately a 12.77% increase due primarily to a reduction in the costs of goods sold.

Operating Expenses and Costs

For the period ending December 31, 2024, the Company's operating expenses were $2,188,700 compared to $2,181,430 for the period ending December 31, 2023. While expenses remained consistent between 2023 and 2024, different categories of expenses changed as described below.

Advertising and marketing expenses were $198,948 for the period ending December 31, 2024, compared to $232,604 for the period ending December 31, 2023, representing a decrease of approximately 14.46%. The decrease was primarily due to attending society meetings that were more cost effective and had more customer traffic.

General and administrative expenses were $791,841 for the period ending December 31, 2024, compared to $612,255 for the period ending December 31, 2023, representing an increase of approximately 29.32%. The increase was primarily due to higher utility and maintenance expenditures for new equipment purchased.

Research and development expenses decreased to $47,560 for the period ending December 31, 2024, from $304,208 for the period ending December 31, 2023, representing a decline of approximately 84.38%. The decrease was primarily due to less laboratory equipment that were purchased as well as less outsourcing of prototypes because of new in-house prototyping capabilities.

Depreciation and amortization increased from $268,278 for the period ending December 31, 2024, to $174,094 for the period ending December 31, 2023, resulting in an increase of approximately 4.10%. The increase was primarily due to new capital equipment purchases.

Net loss

For the period ending December 31, 2024, the Company had a net loss of $1,757,187, compared to a net loss of $1,790,186 for the period ending December 31, 2023, representing a decrease of approximately 1.84%.

Liquidity and Capital Resources

As of the period ending December 31, 2024 the Company had $63,645 in cash and cash equivalents and inventories in the amount of $546,419. The Company is not highly liquid and will be relying on capital raised in this Offering to further finance operations. The Company does not have any material commitments for capital expenditures as of the end of the latest fiscal year (2024) and any subsequent interim period.

Plan of Operations

Within the next twelve months, the Company plans to compete the research and development and FDA 510K submission for the FASE anchor, NANO, and PROTEKT anchors. In addition, the Company plans to increase in-house manufacturing to increase gross margins and product delivery timelines. Additionally, the Company plans to expand its sales into new territories.

Offering Proceeds

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" on page which is an indispensable element of our business strategy. The Company anticipates it may raise additional capital following this offering through other offerings exempt under the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.Aevumed.com.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

The issuer has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Updates

 Updates regarding the progress of the issuer in meeting the target offering amount may be found at: aevumed.com/invest.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing Securities:

Exhibit B	Amended and Restated Certificate of Incorporation
Exhibit C	Amended and Restated Bylaws
Exhibit D	Amended and Restated Stockholder's Agreement and Amendment
Exhibit E	Form of Subscription Agreement
Exhibit F	CPA Reviewed Financial Statements
Exhibit G	Contract with Intermediary
Exhibit H	Escrow Agreement